UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On March 24, 2025, Fitell Corporation, a Cayman Islands exempted company with limited liability (the “Company”), distributed a notice of an extraordinary general meeting of the shareholders of the Company (“EGM”), in accordance with applicable provisions of the Cayman Islands laws, which includes a form of proxy and the materials to be considered for approval by the shareholders of the Company at the EGM. The EGM will be held on April 9, 2025, at 10:00 a.m. local time at Level 17, Tower 2, Lumia International Building, No.181 YanjiangXi Rd, Guangzhou, People’s Republic of China. The EGM Notice is attached as Exhibit 99.1 to this Report on Form 6-K.

The information contained in this Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such a filing.

EXHIBIT LIST

Exhibit No.	Description

99.1	Notice of the extraordinary general meeting dated March 24, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)